Exhibit 2.8

SOFTWARE, COPYRIGHT AND TRADE SECRET ASSIGNMENT AND LICENSE

AGREEMENT

September 27, 2016

This SOFTWARE, COPYRIGHT AND TRADE SECRET ASSIGNMENT AND LICENSE AGREEMENT (this “Agreement”), effective as of September 30, 2016 (the “Effective Date”), by and between R. R. Donnelley & Sons Company, a Delaware corporation (“RRD”), and LSC Communications US, LLC, a limited liability company (“LSC”). Each of RRD and LSC is referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, RRD, LSC Communications, Inc. (“LSC Parent”) and Donnelley Financial Solutions, Inc. have entered into a Separation and Distribution Agreement, dated as of September 14, 2016 (the “Separation and Distribution Agreement”), pursuant to which RRD and its subsidiaries will undertake a series of transactions following which RRD will separate into three independent, publicly traded companies: (i) one business focused on publishing and retail-centric print services and office products, which shall be owned and conducted, directly or indirectly, by LSC Parent, (ii) one business focused on financial communications and data services, which shall be owned and conducted, directly or indirectly, by Donnelley Financial Solutions, Inc., and (iii) one business focused on customized multichannel communications management, which shall be owned and conducted, directly or indirectly, by RRD; and

WHEREAS, in connection with the transactions contemplated by the Separation and Distribution Agreement, (i) RRD wishes to assign and transfer to LSC, and LSC wishes to receive, certain Assigned Copyrights (as defined below), (ii) RRD wishes to assign and transfer to LSC, and LSC wishes to receive, certain Assigned Software (as defined below), (iii) RRD wishes to retain and receive, and LSC wishes to grant, a non-exclusive license under the Assigned Software, (iv) RRD wishes to grant, and LSC wishes to receive, a non-exclusive license under certain Licensed Software, and (v) each Party wishes to grant to the other Party a non-exclusive license under certain of the granting Party’s trade secrets, in each case, in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises and covenants set forth herein and in the Separation and Distribution Agreement (and other agreements entered into in connection with the Separation and Distribution Agreement), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties hereby agrees as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections and Schedules shall be deemed references to Articles and Sections of, and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Any capitalized terms used but not defined in this Agreement have the meanings given to them in the Separation and Distribution Agreement.

Section 1.2 Definitions. Capitalized terms used in this Agreement and not otherwise defined in this Agreement have the respective meanings assigned thereto in the Separation and Distribution Agreement. As used in this Agreement, the following terms have the following meanings:

(1) “AAA” shall have the meaning set forth in Section 6.2.

(2) “Agreement” shall have the meaning set forth in the Preamble of this Agreement.

(3) “Agreement Disputes” shall have the meaning set forth in Section 6.1.

(4) “Assigned Copyrights” means the issued copyrights and copyright applications, in each case, listed on Schedule 2.1(a) attached hereto.

(5) “Assigned Software” means the software programs listed on the attached Schedule 2.1(b), in both source code and object code forms, together with all associated documentation relating to the design and maintenance of such software programs, in each case as such items exist as of the Effective Date, and including any copyright registrations and registration applications associated with any of the foregoing.

(6) “Change of Control” means, with respect to a Party (the “Acquired Person”), any transaction or series of related transactions, including any such transaction(s) in bankruptcy, in which a Person or group of related Persons, any one of which is not the Acquired Person, who do not Control such Acquired Person prior to such transaction or series of transactions, subsequently obtain(s) Control of the Acquired Person (or any Person with direct or indirect Control of such Acquired Person) by any means, whether by operation of Law, merger, contract, acquisition of securities or otherwise.

(7) “Control” (including the correlative meanings of the terms “Controlled by” and “under common Control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that no Party any of its Group Companies shall be deemed to be an Affiliate of another Party any of its Group Companies by reason of having one or more directors in common.

(8) “Dispute Notice” shall have the meaning set forth in Section 6.1.

(9) “Derivative Work” means software developed by or on behalf of a Licensee that is a modification or derivative work of, (i) with respect to RRD in its capacity as a Licensee, any Assigned Software and (ii) with respect to LSC in its capacity as a Licensee, any Licensed Software, in each case, that is the product of a bona fide, at least moderate and more than de minimis degree of development in terms of time and effort devoted to such development and/or added functionality of the software.

(10) “Divested Entity” means a Group Company (as of the time immediately prior to the relevant divestment), business, product line, division, or organization that a Party or any of its Group Companies sells or transfers to another Person or otherwise divests.

(11) “Donnelley Financial Distribution Date” means the date on which the Donnelley Financial Distribution is effected.

(12) “Encumbrances” means all licenses, covenants not to sue or assert, covenants to delay suit, commitments to license, releases, waivers, immunities, options, remedy limitations, rights to renew or extend any license or covenant, and other rights, in each case, (i) relating to the Assigned Copyrights or Assigned Software, (ii) under any Contract existing as of the Effective Date, and (iii) whether or not disclosed to LSC.

(13) “Group Company” means, (i) with respect to LSC, any LSC Group Company, and (ii) with respect to RRD, any RRD Group Company.

(14) “Licensed Software” means the software programs listed on the attached Schedule 3.1, in both source code and object code forms, together with all associated documentation relating to the design and maintenance of such software programs, in each case as such items exist as of the Effective Date.

(15) “Licensee” shall have the meaning set forth in Section 3.3.

(16) “Licensor” shall have the meaning set forth in Section 3.3.

(17) “LSC Distribution Date” means the date on which the LSC Distribution is effected.

(18) “LSC Group Company” means (i) LSC, any of LSC’s direct or indirect Subsidiaries immediately following the LSC Distribution Date, and any Person that becomes a direct or indirect Subsidiary of LSC after such time, and (ii) other than the Persons described in the foregoing clause (i), LSC Parent, any of LSC Parent’s direct and indirect Subsidiaries immediately following the LSC Distribution Date, and any Person that becomes a direct or indirect Subsidiary of LSC Parent after such time. Notwithstanding the foregoing, (A) with respect to the foregoing clause (i), a direct or indirect Subsidiary of LSC shall not be an LSC Group Company if and when it ceases to be a direct or indirect Subsidiary of LSC, (B) with respect to the foregoing clause (ii), a direct or indirect Subsidiary of LSC Parent shall not be an LSC Group Company if and when it ceases to be a direct or indirect Subsidiary of LSC Parent, and (C) with respect to the foregoing clause (ii), LSC Parent and its Subsidiaries (other than LSC and its

Subsidiaries) shall not be LSC Group Companies if and when LSC Parent ceases to have Control over LSC.

(19) “LSC Licensed Trade Secret” means any trade secret (as such term is defined in the Uniform Trade Secrets Act, published in 1979 and amended in 1985), confidential information or other proprietary know-how that (i) is owned or controlled by LSC or any LSC Group Company immediately following the LSC Distribution Date and (ii) has been used by RRD or any RRD Group Companies as part of the RRD Retained Business prior to the LSC Distribution Date. Notwithstanding any of the foregoing, “LSC Licensed Trade Secrets” do not include, and shall be deemed not to include, any Data (as defined in the Data Assignment and License Agreement, effective as of September 30, 2016, by and between RRD and LSC).

(20) “Mediation Period” shall have the meaning set forth in Section 6.2.

(21) “Potentially Omitted Copyright” shall have the meaning set forth in Section 2.5.

(22) “RRD Licensed Trade Secret” means any trade secret (as such term is defined in the Uniform Trade Secrets Act, published in 1979 and amended in 1985), confidential information or other proprietary know-how that (i) is owned or controlled by RRD or any RRD Group Company immediately following the Effective Date, and (ii) has been used as part of the LSC Business prior to the Effective Date. Notwithstanding any of the foregoing, “RRD Licensed Trade Secrets” do not include any Data (as defined in the Data Assignment and License Agreement, effective as of September 30, 2016, by and between RRD and LSC).

(23) “RRD Group Company” means any of RRD’s direct or indirect Subsidiaries immediately following the later to occur of the LSC Distribution Date and the Donnelley Financial Distribution Date, and any Person that becomes a direct or indirect Subsidiary of RRD after such time. For the avoidance of doubt, a direct or indirect Subsidiary of RRD shall not be an RRD Group Company if and when it ceases to be a direct or indirect Subsidiary of RRD.

(24) “Rules” shall have the meaning set forth in Section 6.3.

(25) “Separation and Distribution Agreement” shall have the meaning set forth in the Recitals to this Agreement.

(26) “Transferee” shall have the meaning set forth in Section 2.3.

ARTICLE II

COPYRIGHT AND SOFTWARE ASSIGNMENT AND TRANSFER

Section 2.1 Copyright and Software Assignment. RRD, on behalf of itself and its Group Companies, hereby Transfers to LSC all of RRD’s and its Group Companies’ rights, title and interest in and to (a) the Assigned Copyrights, and (b) the Assigned Software, in each case of the foregoing (a) and (b), including the right to sue for past, present or future infringement of such Assigned Copyrights or Assigned Software and to retain any damages due or accrued for any such past, present or future infringement; provided that such Transfer is made expressly subject to any and all prior licenses, covenants not to sue or other rights granted by, or commitments of, RRD or any of its Group Companies as of the Effective Date with respect to the Assigned Copyrights or Assigned Software, as applicable.

Section 2.2 Transfer and Delivery of Assigned Software.

(a) To the extent not already in the possession of LSC immediately following the Effective Date, RRD shall use commercially reasonable efforts to transfer and deliver to LSC copies of tangible embodiments of the Assigned Software. Such transfer and delivery shall be made in a reasonable physical or electronic format, and within a reasonable amount of time following the Effective Date not to exceed sixty (60) days.

(b) To the extent not already in the possession of RRD immediately following the LSC Distribution Date, LSC shall use commercially reasonable efforts to transfer and deliver to RRD copies of tangible embodiments of the Assigned Software. Such transfer and delivery shall be made in a reasonable physical or electronic format, and within a reasonable amount of time following the LSC Distribution Date not to exceed sixty (60) days.

(c) Each Party shall reasonably cooperate in good faith with the other Party to effectuate the transfer and delivery of the Assigned Software as contemplated under this Section 2.2.

Section 2.3 Encumbrances.

(a) LSC shall ensure that any assignee, transferee or successor (including the acquiring or surviving entity in connection with any Change of Control or similar corporate transaction involving LSC) of any of the Assigned Copyrights or Assigned Software from LSC, or any other Person that is granted any exclusive license or any enforcement rights with respect thereto (each such assignee, transferee, successor or other such Person, a “Transferee”) agrees in writing, prior to or as part of such assignment, transfer, grant or other transaction, (i) that it acknowledges and confirms that the applicable Assigned Copyrights and/or Assigned Software are and shall remain subject to the Encumbrances, (ii) to be bound by this Section 2.3, (iii) to bind all subsequent or future Transferees of any of the Assigned Copyrights and/or Assigned Software, as applicable, to this Section 2.3, and (iv) that RRD shall be an express intended third-party beneficiary of any such agreement, with a direct independent right to enforce such agreement against such Transferee.

(b) If LSC intends to initiate or participate, directly or indirectly, in any Action under any of the Assigned Copyrights or Assigned Software against any Person, then LSC shall first inform RRD in writing of the identity of such Person and provide other information reasonably requested by RRD in connection therewith, and RRD shall, subject to any confidentiality obligations of RRD, reasonably cooperate with LSC to confirm the scope of any licenses, covenants or other rights granted by RRD or its Group Companies to such Person.

(c) LSC agrees not to, directly or indirectly, initiate, maintain, authorize, participate in or facilitate any Action (including the grant of an exclusive license or right to enforce to any other Person that, to LSC’s knowledge, intends to initiate, authorize, participate in or facilitate any Action), under any of the Assigned Copyrights or Assigned Software, against any Person that it knows to be a licensee or other beneficiary of Encumbrances under such Assigned Copyright or Assigned Software, in each case, within the scope of the licenses or other rights of such licensee or other beneficiary.

Section 2.4 Cooperation; No Other Obligations or Liabilities.

(a) For a period of eighteen (18) months after the Effective Date, each of RRD and LSC shall, upon the reasonable request of the other Party, execute and deliver such documents and other papers and perform such acts as may be reasonably required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, recordation or registration of any document evidencing the assignment of the Assigned Copyrights or Assigned Software from RRD to LSC shall be LSC’s sole responsibility and at its sole cost and expense, provided that RRD agrees to reasonably cooperate with LSC in connection with such recordations or registrations, at LSC’s sole cost and expense.

(b) Except as expressly set forth in Section 2.4(a), neither RRD nor any of its Group Companies shall have any liability or obligation under this Agreement with respect to ownership, maintenance, enforcement or exploitation of the Assigned Copyrights or Assigned Software, including any such liabilities and obligations related to actions or claims brought against or in respect of the Assigned Copyrights or Assigned Software, or any application, maintenance or annuity fees for any of the Assigned Copyrights or Assigned Software due at the United States Copyright Office (“USCO”) or any foreign, national or regional equivalent thereto, in each case, arising or due on or after the Effective Date. For clarity, all payments of application, maintenance and annuity fees with respect to the Assigned Copyrights or Assigned Software that are due on or after the Effective Date, including those with initial due dates prior to the Effective Date but payable after the Effective Date, are the sole responsibility of LSC. LSC will reimburse RRD for any and all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by RRD or any of its Group Companies, or any of its or their directors, officers, agents or employees, in connection with (i) the enforcement or licensing of any of the Assigned Copyrights or Assigned Software by or on behalf of LSC or any of its Group Companies, or (ii) any Action brought against or in respect of the Assigned Copyrights or Assigned Software after the Effective Date.

Section 2.5 Omitted Copyrights. If either Party discovers or determines in good faith, within eighteen (18) months after the Effective Date, that any copyrights or copyright applications that should have been assigned or licensed to such Party pursuant to this Agreement were not so assigned or licensed as of the Effective Date (such copyright or copyright application, a “Potentially Omitted Copyright”), then such Party may provide the other Party with a written request describing the Potentially Omitted Copyright(s) and an explanation (with a reasonable level of detail) as to why such Potentially Omitted Copyright(s) should have been assigned or licensed to such Party. Each Party agrees to consider any such request received from the other Party in a timely manner, and if such first Party agrees in good faith that such Potentially Omitted Copyright(s) should be assigned or licensed to the other Party, then such first Party shall, within a reasonable time, assign to, or grant a license under, such Potentially Omitted Copyright(s) to the other Party as such first Party deems appropriate in its reasonable good faith judgment.

ARTICLE III

LICENSES

Section 3.1 Software Licenses.

(a) Software License to RRD. Subject to the terms and conditions of this Agreement, RRD retains, and LSC, on behalf of itself and the LSC Group Companies, hereby grants to RRD, a perpetual, worldwide, irrevocable, non-terminable, royalty-free, fully paid-up, non-exclusive, non-transferable (except as expressly permitted in Section 5.1) and non-sublicensable (except as expressly permitted in Section 3.3 or Section 3.5) license to reproduce, use, modify, create derivative works of and otherwise exploit the Assigned Software, solely (i) for the benefit of RRD’s customers and those of its Group Companies and (ii) for the internal use of RRD and its Group Companies.

(b) Software License to LSC. Subject to the terms and conditions of this Agreement, RRD, on behalf of itself and the RRD Group Companies, hereby grants to LSC a perpetual, worldwide, irrevocable, non-terminable, royalty-free, fully paid-up, non-exclusive, non-transferable (except as expressly permitted in Section 5.1) and non-sublicensable (except as expressly permitted in Section 3.3 or Section 3.5) license to use, reproduce, modify, create derivative works and otherwise exploit the Licensed Software, solely (i) for the benefit of LSC’s customers and those of its Group Companies and (ii) for the internal use of LSC and its Group Companies.

(c) Licensed Software Delivery and Transfer. RRD shall use commercially reasonable efforts to transfer and deliver to LSC copies of tangible embodiments of the Licensed Software (to the extent not already in the possession of LSC immediately following the LSC Distribution Date). Such transfer and delivery shall be made in a reasonable physical or electronic format, and within a reasonable amount of time following the LSC Distribution Date not to exceed sixty (60) days. Each Party shall reasonably cooperate in good faith with the other Party to effectuate the transfer and delivery of the Licensed Software contemplated herein.

Section 3.2 Trade Secret Licenses.

(a) Trade Secret License to RRD. Subject to the terms and conditions of this Agreement, LSC, on behalf of itself and the LSC Group Companies, hereby grants to

RRD a perpetual, worldwide, irrevocable, non-terminable, royalty-free, fully paid-up, non-exclusive, non-transferable (except as expressly permitted in Section 5.1) and non-sublicensable (except as expressly permitted in Section 3.3) license to use and otherwise exploit the LSC Licensed Trade Secrets.

(b) Trade Secret License to LSC. Subject to the terms and conditions of this Agreement, RRD, on behalf of itself and the RRD Group Companies, hereby grants to LSC a perpetual, worldwide, irrevocable, non-terminable, royalty-free, fully paid-up, non-exclusive, non-transferable (except as expressly permitted in Section 5.1) and non-sublicensable (except as expressly permitted in Section 3.3) license to use and otherwise exploit the RRD Licensed Trade Secrets.

Section 3.3 Sublicensing. Without limiting the terms set forth in Section 3.5 with respect to Derivative Works, each Party in its capacity as a licensee under Section 3.1 or Section 3.2, as applicable (such Party, “Licensee”), shall have the right, subject to the terms and conditions set forth in this Section 3.3, to grant non-transferable sublicenses, solely within the scope of the licenses granted to Licensee by the other Party (such Party, “Licensor”) pursuant to Section 3.1 or Section 3.2, as applicable, to (a) such Licensee’s Group Companies; provided that any sublicense granted to a Group Company shall, subject to clause (d) below, automatically and immediately terminate once such Group Company ceases to be a Group Company of Licensee, (b) independent contractors and consultants of Licensee or its Group Companies in connection with providing services to Licensee or any of its sublicensed Group Companies, (c) customers of Licensee or its Group Companies solely to the extent necessary for such customers to use products or services provided by or on behalf of Licensee or its Group Companies, and (d) a Divested Entity of Licensee as described in Section 3.4. For the avoidance of doubt, any sublicense granted by a Licensee under this Agreement is subordinate to, and conditioned upon the survival of, the licenses granted to such Licensee.

Section 3.4 Divestitures. Upon any sale, transfer or other divestiture of a Divested Entity by Licensee, Licensee may grant a sublicense, solely within the scope of the licenses granted to Licensee pursuant to Section 3.1 or Section 3.2, as applicable, to such Divested Entity (or if such Divested Entity is not a corporation, a limited liability company or other legal entity, to the successor, assignee, or acquirer thereof) with respect to (a) any products or services commercially released by such Divested Entity as of the effective date of the sale, transfer or divestiture, (b) any products or services under bona fide development by such Divested Entity as of such effective date, and (c) any natural evolutions of the products and services described in the foregoing clauses (a) or (b); provided that such sublicense shall not extend to any business, products or service of any Person(s) that has acquired such Divested Entity or any Affiliates of such Person(s) (other than the Divested Entity).

Section 3.5 Rights Under Derivative Works. Notwithstanding any of the restrictions set forth in Section 3.3 or Section 3.4, but subject to Section 3.6, in the event that a Licensee creates a Derivative Work, such Licensee shall have an unrestricted right to use, reproduce, modify, create derivative works of, sublicense to any third party and otherwise exploit such Derivative Work, including with respect to any Assigned Software or Licensed Software incorporated into such Derivative Work (but solely as part of, and to the extent incorporated into, such Derivative Work).

Section 3.6 Confidentiality of Software and Trade Secrets.

(a) Each Licensee shall, and shall cause its Group Companies and other permitted sublicensees to, maintain the confidentiality of, (i) with respect to RRD, its Group Companies and its other permitted sublicensees, the LSC Licensed Trade Secrets and Assigned Software (subject to Section 3.6(b)) and (ii) with respect to LSC, its Group Companies and its other permitted sublicensees, the RRD Licensed Trade Secrets and Licensed Software (subject to Section 3.6(b)), in each case of clauses (i) and (ii), in a manner that is appropriate and otherwise consistent with such Licensee’s treatment of its own source code, trade secrets, confidential information or other proprietary know-how of a similar nature, as applicable.

(b) Without limiting any of the foregoing, each Licensee agrees not to disclose or otherwise provide access to any source code with respect to Licensed Software or Assigned Software that is licensed to such Licensee under Section 3.1(a) or Section 3.1(b), as applicable, to any third party, except pursuant to a written sublicense agreement that (i) is within the scope permitted under (and subject to the restrictions set forth in) Section 3.3, and (ii) expressly prohibits any further disclosure of such source code to any Person other than the relevant sublicensee as permitted under Section 3.3; provided that a Licensee may disclose or provide access to source code with respect to Licensed Software or Assigned Software licensed to such Licensee under Section 3.1(a) or Section 3.1(b), as applicable, solely to the extent that such Licensed Software or Assigned Software is disclosed (A) solely as part of, and to the extent incorporated into, a Derivative Work, and (B) pursuant to a written agreement binding all third parties to reasonable confidentiality obligations that are expressly designed to protect and preserve the value of such Licensed Software or Assigned Software, as applicable, that is disclosed to or accessed by such third parties.

ARTICLE IV

TERM

Section 4.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue indefinitely.

Section 4.2 Termination. Neither Party shall have any right to terminate this Agreement or any of the licenses or other rights granted hereunder for any reason.

ARTICLE V

ASSIGNABILITY

Section 5.1 Assignment. Neither this Agreement nor the licenses, rights or obligations hereunder may be assigned or delegated, including by operation of Law, merger, consolidation, asset sale, acquisition of securities or otherwise, by any Party without the prior express written consent of the other Party (which consent may not be unreasonably withheld, delayed or conditioned); provided that (a) a Change of Control of a Party is not, and will be deemed not to be, an assignment or delegation, or purported assignment or delegation, of this Agreement or a breach of this Section 5.1, and the licenses and other rights granted pursuant to ARTICLE III shall survive any Change of Control of either Party, and (b) each Party may assign this Agreement in whole to any Person that acquires all or substantially all of the assets and business operations of such Party, without the other Party’s consent. Any attempted assignment or delegation that is not in accordance with this Section 5.1 shall be null and void.

Section 5.2 Successors and Assigns. The provisions of this Agreement and the licenses, rights and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by and against the Parties and their respective successors and permitted transferees and assigns.

ARTICLE VI

DISPUTE RESOLUTION

Section 6.1 Negotiation. In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of, or in any way related to this Agreement or the transactions contemplated hereby, including any claim based on contract, tort, statute or constitution (collectively, “Agreement Disputes”), the Party claiming such Agreement Dispute shall give written notice to the other Party setting forth the Agreement Dispute and a brief description thereof (a “Dispute Notice”) pursuant to the terms of the notice provisions of Section 7.1 hereof. Following delivery of a Dispute Notice, the general counsels of the relevant Parties and/or such other executive officer designated by the relevant Party shall negotiate for a reasonable period of time to settle such Agreement Dispute; provided that such reasonable period shall not, unless otherwise agreed by the Parties in writing, exceed forty-five (45) calendar days from the time of receipt by a Party of a Dispute Notice; provided further, that in the event of any arbitration in accordance with Section 6.3 hereof, the relevant Parties shall not assert the defenses of statute of limitations and laches arising during the period beginning after the date of receipt of the Dispute Notice, and any contractual time period or deadline under this Agreement to which such Agreement Dispute relates occurring after the Dispute Notice is received shall not be deemed to have passed until such Agreement Dispute has been resolved.

Section 6.2 Mediation. If, within forty-five (45) calendar days (or such longer period as may be agreed in writing between the Parties) after receipt by a Party of a Dispute Notice, the Parties have not succeeded in negotiating a resolution of the Agreement Dispute, the Parties agree to submit the Agreement Dispute at the earliest possible date to mediation conducted in accordance with the Commercial Mediation Rules of the American Arbitration Association (“AAA”), and to bear equally the costs of the mediation; provided, however, that each Party shall bear its own costs in connection with such mediation. The parties agree to participate in good faith in the mediation and negotiations related thereto for a period of thirty (30) days or such longer period as they may mutually agree following the initial mediation session (the “Mediation Period”).

Section 6.3 Arbitration. If the Agreement Dispute has not been resolved for any reason after the Mediation Period, such Agreement Dispute shall be determined, at the request of either relevant Party, by arbitration conducted in Chicago, Illinois, before and in accordance with the then-existing Commercial Arbitration Rules of the AAA, except as modified herein (the “Rules”). There shall be three arbitrators. Each Party shall appoint one arbitrator within twenty (20) calendar days of receipt by respondent of a copy of the demand for arbitration. The two party-appointed arbitrators shall have twenty (20) calendar days from the appointment of the second arbitrator to agree on a third arbitrator who shall chair the arbitral tribunal. Any arbitrator not timely appointed by the Parties under this Section 6.3 shall be appointed by the AAA in accordance with the listing, ranking and striking method in the Rules, and in any such procedure, each Party shall be given a limited number of strikes, excluding strikes for cause. Any controversy concerning whether an Agreement Dispute is an arbitrable Agreement Dispute, whether arbitration has been waived, whether an assignee of this Agreement is bound to arbitrate, or as to the interpretation of enforceability of this ARTICLE VI shall be determined by the arbitrators. In resolving any Agreement Dispute, the Parties intend that the arbitrators shall apply the substantive laws of the State of Illinois, without regard to any choice of law principles thereof that would mandate the application of the laws of another jurisdiction. The Parties intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable, and any award rendered by the arbitrators shall be final and binding on the Parties. The Parties agree to comply with any award made in any such arbitration proceedings and agree to enforcement of or entry of judgment upon such award in the United States District Court for the Northern District of Illinois. The arbitrators shall be entitled, if appropriate, to award any remedy in such proceedings, including monetary damages, specific performance and all other forms of legal and equitable relief; provided, however, the arbitrators shall not be entitled to award punitive, exemplary, treble or any other form of non-compensatory damages except (i) in connection with indemnification for a Third Party Claim (and in such a case, only to the extent awarded in such Third Party Claim) or (ii) for reasonably foreseeable consequential damages or losses.

Section 6.4 Arbitration Period. Any arbitration proceeding shall be concluded in a maximum of six (6) months from the commencement of the arbitration. The parties involved in the proceeding may agree in writing to extend the arbitration period if necessary to appropriately resolve the Agreement Dispute.

Section 6.5 Treatment of Negotiations, Mediation and Arbitration. Without limiting the provisions of the Rules, unless otherwise agreed in writing by or among the relevant Parties or permitted by this Agreement, the relevant Parties shall keep, and shall cause their respective Group Companies to keep, confidential all matters relating to this ARTICLE VI, and any negotiation, mediation, conference, arbitration, discussion or arbitration award pursuant to this ARTICLE VI shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules; provided that such matters may be disclosed (i) to the extent reasonably necessary in any proceeding brought to enforce the award or for entry of a judgment upon the award and (ii) to the extent otherwise required by Law or stock exchange. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration. Nothing contained herein is intended to or shall be construed to prevent any Party from applying to any court of competent jurisdiction for interim measures or other provisional relief in connection with the subject matter of any Agreement Disputes. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the arbitral tribunal’s orders to that effect.

Section 6.6 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties will continue to honor all commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this ARTICLE VI with respect to all matters not subject to such dispute resolution.

Section 6.7 Consolidation. The arbitrators may consolidate any Agreement Disputes under this Agreement if the subject of the Agreement Disputes thereunder arise out of or relate essentially to the same set of facts or transactions. Such consolidated arbitration shall be determined by the arbitrator appointed for the arbitration proceeding that was commenced first in time.

ARTICLE VII

NOTICES

Section 7.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile (at a facsimile number to be provided by such Party to the other Party pursuant to the notice provisions of this Section 7.1) with receipt confirmed (followed by delivery of an original via overnight courier service), by email (at an email address to be provided by such Party to the other Party pursuant to the notice provisions of this Section 7.1) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.1):

To RRD:

R. R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

Attn: General Counsel

To LSC:

LSC Communications US, LLC

35 West Wacker Drive

Chicago, Illinois 60601

Attn: General Counsel

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Taxes. Except as may otherwise be specifically provided herein, each Party shall bear all taxes, duties and other similar charges (and any related interest and penalties) imposed as a result of its receipt of Services under this Agreement.

Section 8.2 Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any Third Party as creating the relationship of principal and agent, partnership or joint venture between the Parties, it being understood and agreed that no provision contained herein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship of independent contractor nor be deemed to vest any rights, interest or claims in any third parties.

Section 8.3 Complete Agreement; Construction. This Agreement, including the Schedules hereto, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule, the Schedule shall prevail. The rights and remedies of the Parties herein provided shall be cumulative and in addition to any other or further remedies provided by law or equity.

Section 8.4 Counterparts. This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 8.5 Waivers and Consents. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof. Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent.

Section 8.6 Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by a duly authorized representative of each of the Parties.

Section 8.7 No Circumvention. The Parties agree not to directly or indirectly take any Actions, act in concert with any Person who takes an Action (including the failure to take a reasonable Action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement.

Section 8.8 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party on and after the LSC Distribution Date.

Section 8.9 Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties, and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 8.10 Titles and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 8.11 Schedules. The Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

Section 8.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of, but not the laws governing conflicts of laws of, the State of Illinois.

Section 8.13 Consent to Jurisdiction. Subject to the provisions of ARTICLE VI hereof, each of the Parties irrevocably submits to the exclusive jurisdiction of (a) the Circuit Court of the State of Illinois, Cook County, or (b) the United States District Court for the Northern District of Illinois (the “Illinois Courts”), for the purposes of any suit, Action or other proceeding to compel arbitration or for provisional relief in aid of arbitration in accordance with ARTICLE VI or to prevent irreparable harm, and to the non-exclusive jurisdiction of the Illinois Courts for the enforcement of any award issued thereunder. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any Action, suit or proceeding in the Illinois Courts with respect to any matters to which it has submitted to jurisdiction in this Section 8.13. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Illinois Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.14 Specific Performance. The Parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.15 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND

(B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 8.17 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 8.18 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 8.19 Disclaimer of Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND IN THE SEPARATION AND DISTRIBUTION AGREEMENT, THE PARTIES ACKNOWLEDGE AND AGREE THAT THE ASSIGNED COPYRIGHTS, ASSIGNED SOFTWARE, LICENSED SOFTWARE, LSC LICENSED TRADE SECRETS AND RRD LICENSED TRADE SECRETS, AS APPLICABLE, ARE LICENSED UNDER THIS AGREEMENT AS-IS, THAT EACH RECIPIENT ASSUMES ALL RISKS AND LIABILITIES ARISING FROM OR RELATING TO THE USE AND ENFORCEMENT OF SUCH RIGHTS UNDER THIS AGREEMENT, AND EACH PARTY, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT THERETO, WHETHER EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY IN REGARD TO QUALITY, ACCURACY, COMPLETENESS, PERFORMANCE, NON-INFRINGEMENT, COMMERCIAL UTILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OR ENFORCEABILITY.

Section 8.20 Rights in Bankruptcy. All licenses, immunities, and other rights granted pursuant to ARTICLE III are conveyed and effective when granted, and each Party is entitled to the maximum protection of the licenses, immunities and other rights that it receives hereunder under applicable Law. Without limiting the generality of the foregoing, each Party, as recipient of licenses, immunities or other rights hereunder, (a) may assert without objection from the other Party (including its successors and assigns) that (i) those licenses, immunities, and other rights are not executory and not vulnerable to rejection under the United States Bankruptcy Code or the bankruptcy Laws of any other country, and (ii) if rejected, such rejection does not result in termination of those licenses, immunities, and other rights or a similar result or effect, and (b) will continue to have and may fully exercise any rights (and make any election) available under Section 365(n) of the United States Bankruptcy Code, the bankruptcy Laws of any other country, or this Agreement, and such other Party (including its successors and assigns) will not, in any event, interfere with such first Party’s licenses, immunities and other rights under this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Software, Copyright and Trade Secret Assignment and License Agreement to be duly executed by their respective authorized officers as of the date first above written.

R. R. DONNELLEY & SONS COMPANY

By:	/s/ Daniel L. Knotts
Name: Daniel L. Knotts
Title: Chief Operating Officer

LSC COMMUNICATIONS US, LLC

By:	/s/ Thomas J. Quinlan III
Name: Thomas J. Quinlan III
Title: Chief Executive Officer